October 11, 2006

Via Edgar

Keira Ino

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:                               Pharmacopeia Drug Discovery, Inc.
Form 10-K for the Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
File No. 000-32801

Dear Ms. Ino:

By letter dated July 18, 2006 (the “Comment Letter”) from you to Leslie J. Browne, Ph.D., President and Chief Executive Officer of Pharmacopeia Drug Discovery, Inc. (the “Company”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the Company’s Report on Form 10-Q for the quarterly period ended March 31, 2006.  The Company responded to the Comment Letter in a letter dated August 1, 2006 that was filed via EDGAR.  You subsequently provided two additional comments of the Staff with respect to the first response letter in conversations with the Company and the Company responded to the additional comments in a letter dated September 18, 2006 (the “Second Response Letter”) that was filed via EDGAR.  You subsequently provided by phone one additional comment of the Staff with respect to the Second Response Letter (the “Additional Comment”).

I am providing the Company’s response to the Additional Comment.

1.             The Company acknowledges the Staff’s comment.  With respect to the Product Development and Commercialization Agreement among SmithKline Beecham Corporation doing business as GlaxoSmithKline, Glaxo Group Limited (together, “GSK”) and the Company dated March 24, 2006 (the “GSK

Agreement”), the Company will include the following disclosure in its future reports:

GSK and we each have the right to terminate the GSK Agreement in its or our sole discretion under certain specified circumstances at any time during the term of the GSK Agreement. In addition, GSK and we each have the right to terminate the GSK Agreement under circumstances that are customary in these types of agreements.  If we exercise our discretionary termination right at any time during the first five years of the term, under certain circumstances, we could be required to refund to GSK a portion of the up to $15.0 million referred to above.  The amount of any such refund will be calculated based upon when during the term of the GSK Agreement that termination occurs.  However, there are no instances where the deferred revenue would be amortized below the amount that could be potentially refundable pursuant to the terms of the GSK Agreement.  Further, should GSK exercise its discretionary termination rights, there are no provisions in the GSK Agreement that would require us to refund payments received relating to our performance of initial discovery activities under the GSK Agreement.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to an applicable filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the United States federal securities laws.

Please refer any questions or comments with respect to this letter to the undersigned at (609) 452-3761.

Very truly yours,

/s/ Stephen C. Costalas

Stephen C. Costalas
Executive Vice President, General Counsel
and Secretary

cc:                                 Brian M. Posner, Executive Vice President, Chief Financial Officer
and Treasurer, Pharmacopeia Drug Discovery, Inc.
Ella DeTrizio, Esq., Dechert LLP
Anthony Masherelli, Ernst & Young LLP